#KW 3/13/14

MAR 04 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51290

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matsonford Road Building 5 Suite 300
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shannon O'Neill 610-386-4034
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

City Place I 185 Asylum St 32nd Fl (Address) Hartford (City) CT (State) 06103-3402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14047004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*
SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

AFFIRMATION

I, Gregory Frost, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributor, LLC (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory Frost
Chief Financial Officer

I, Shannon O'Neill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributor, LLC (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Shannon O'Neill
AVP and Controller

Subscribed to before me this day of Feb. 28, 2014.

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Charlene DeLan, Notary Public
Upper Frederick Twp., Montgomery County
My Commission Expires Oct. 22, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholder of Hartford Funds Distributor, LLC

We have audited the accompanying statement of financial condition of Hartford Funds Distributor, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

HARTFORD FUNDS DISTRIBUTOR, LLC
(formerly known as Hartford Investment Financial Services Company, LLC)
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
($ in thousands)

ASSETS

Cash and cash equivalents	$ 59,663
Prepaid commissions	18,528
Accounts receivable	189
Due from affiliates	6,191
Income taxes due from affiliates	2,835
Deferred income tax asset due from affiliate	800
TOTAL ASSETS	$ 88,206

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 10,164
Accounts payable and accrued liabilities	25,902
Total liabilities	36,066
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized, issued, and outstanding, 1,000 shares	1
Additional paid-in capital	19,366
Retained earnings	32,773
Total stockholder's equity	52,140
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 88,206

See notes to statement of financial condition.

1. ORGANIZATION

Hartford Funds Distributor, LLC (the "Company") is a limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934.. The Company is also a member of the Financial Industry Regulatory Authority, Inc. The Company acts as the distributor for Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and Hartford Alternative Strategies Fund (collectively, "Hartford Funds").

The Company is a wholly-owned subsidiary of Hartford Funds Management Group, Inc., which is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

2. REORGANIZATION

Until January 1, 2013, Hartford Investment Financial Services, LLC ("HIFSCO") served as the investment manager and distributor for Hartford Funds. HIFSCO was an indirect, wholly-owned subsidiary of The Hartford. Effective January 1, 2013, Hartford Funds restructured its investment management functions that resulted in:

(i) Hartford Funds Management Company, LLC ("HFMC") becoming the investment manager for Hartford Funds;
(ii) HIFSCO changing its name to Hartford Funds Distributor, LLC; and
(iii) HFMC becoming the provider of fund accounting services for Hartford Funds.

3. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Hartford Funds as well as the distribution of 529 Plan products.

Basis of Presentation — The statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less when purchased. Short-term investments totaling $58,419 consist of investments in money market funds.

Prepaid Commissions — The Company capitalizes commissions paid to retail broker-dealers associated with the sale of Class A, Class B, and Class C Shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees from shareholders, including contingent deferred sales charges (CDSC) for shareholders who sell their Shares within the CDSC period. Prepaid commissions for Class B Shares are amortized over a 72-month period and Class C Shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000, or more) for Class A Shares are amortized over 18 months, which is concurrent with the CDSC period. Effective September 30, 2009, no new or additional investments are allowed in Class B Shares of Hartford Funds however Class B Shares are still offered in 529 Plan products. The Company performs impairment tests on the recorded amount of prepaid commissions annually and whenever events or circumstances occur indicating that prepaid commissions might be impaired. Based upon the Company's assessment as of December 31, 2013, no impairment occurred.

Accounts Payable and Accrued Liabilities — The account consists of accrued operating expenses incurred and payable for sales and marketing expenses provided by other broker-dealers, and other operating expenses.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2013, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

Intercompany Services Agreement – Effective January 1, 2013 the Company entered into an Intercompany Services Agreement (the "Agreement") with HFMC. Under the terms of the Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company's role as the exclusive selling agent and principal underwriter.

Commission Income, 12b-1 Fees, and Retail Fund Commissions Expense — The Company receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares. Commissions and related retail fund commission expenses are recorded on a trade-date basis as securities transactions occur.

The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, R3, and R4 of the Funds and for providing services for shareholders. Some portion, or the entire fee, may be remitted to broker-dealers for distribution and/or shareholder account services. The Company recognizes 12b-1 fees as services are provided and are accrued monthly based upon assets under management.

Underwriter Concessions — The Company retains a portion of the sales commission on the sales of certain classes of the Shares associated with being the underwriter of the Funds.

Distribution Fees — The Company records distribution fees when incurred relating to wholesaling and distribution of Shares of the Funds.

Use of Estimates — The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Company's statement of financial condition include the need for a valuation allowance for deferred tax assets, the determination of which is made at the consolidated level for all entities included in the consolidated income tax return.

New Accounting Pronouncement — In July 2013, the FASB issued ASU No. 2013-11 "Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The ASU provides guidance that an unrecognized tax benefit should be presented in the statement of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward. The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2013. The Company is currently evaluating the impact that the ASU will have on its financial condition.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or

similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest-level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period; however, the Company had no transfers between levels for the year ended December 31, 2013.

The fair value of cash equivalents in an active and orderly market (e.g., not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations, or pricing matrices. When applicable, security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. For Level 1 investments, valuations, primarily from third-party pricing services, are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. For Level 2 investments, valuations, primarily from third-party pricing services, are based on observable inputs that reflect quoted prices for identical assets in markets that may be less active than for Level 1 investments, but that the Company has the ability to access at the measurement date.

The assets and liabilities by type of inputs applicable to the fair value measurements as of December 31, 2013, are as follows:

	Fair Value Measurements on a Recurring Basis			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 58,419	$ -	$ -	$ 58,419

All other assets and liabilities are carried at contractual amounts approximating fair value because of their short-term nature.

5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

The Company had receivables as of December 31, 2013, due from the following affiliates:

Funds	$ 5,159
HFMC	1,032
Total	$ 6,191

The Company had payables as of December 31, 2013, due to the following affiliates:

HLA	$	6,150
HFIRE		579
HLIC		3,435
Total	$	10,164

During 2013, the Company recorded a $642 capital contribution from HLA relating to stock-based compensation allocated to the Company, as well as a $65,000 dividend payment to The Hartford.

6. BENEFIT PLANS

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap that limits average company contributions. Also, in April 2012 changes to The Hartford's other postretirement medical, dental, and life insurance coverage plans were approved to no longer provide subsidized coverage for current employees who retire on or after January 1, 2014.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation.

7. INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute. The Company and The Hartford have concluded that there are no uncertain tax positions relating to the Company.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The deferred tax asset of $800 relates to prepaid commissions and other items as of December 31, 2013. In management's judgment, the deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2013, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2011 are expected to conclude in 2015, with no material impact on its financial condition.

8. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

At December 31, 2013, the Company's net capital of $22,430 was $20,025 in excess of the required net capital of $2,404, and the ratio of aggregate indebtedness to net capital was 1.61:1.

9. COMMITMENTS AND CONTINGENCIES

Mutual Funds Litigation - In February 2011, a derivative action was brought on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that the Company received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. The Company moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In November 2011, plaintiffs filed an amended complaint on behalf of the six Hartford retail mutual funds. Plaintiffs seek to rescind the investment management agreements and distribution plans between the Company and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation the Company received, in addition to lost earnings. The Company filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fee claims. The Company disputes the allegations and intends to defend vigorously.

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Apart from the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, many of which, including the matter specifically identified above, purport to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel application ofcomplex legal theories. The alleged damages are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. The matter is the earliest stages of litigation with no substantive legal decisions by the court defining the scope of the claims or the potentially available damages: fact discovery is also in its early stages. Accordingly, management cannot estimate the possible loss or range of loss, if any, or predict the timing the eventual resolution of these matters.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of the statement of financial condition was issued and identified no events that should be disclosed in the notes to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 28, 2014

Hartford Funds Distributor, LLC
100 Matsonford Rd, Ste 300
Radnor, PA

In planning and performing our audit of the financial statements of Hartford Funds Distributor, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP